EXHIBIT 21

INDEPENDENCE HOLDING COMPANY

Subsidiary	**Jurisdiction**
Independence Capital Corp.	Delaware
Standard Security Life Insurance Company of New York	New York
Standard Security Investors Corporation	New York
Majestic Underwriters, LLC	Delaware
Alliance Underwriters, LLC	Delaware
IHC Health Holdings Corp.	Delaware
IHC Administrative Services, Inc.	Arizona
IHC Management Services, Inc.	Arizona
Health Plan Administrators, Inc.	Illinois
IHC Carrier Solutions, Inc.	Delaware
Madison National Life Insurance Company, Inc.	Wisconsin
IHC Financial Group, Inc.	Delaware
Pro Players Financial Network, LLC	Delaware
Madison Investors Corporation	Delaware
American Independence Corp.	Delaware
Independence American Holdings Corp.	Delaware
Independence American Insurance Company	Delaware
HealthInsurance.org, LLC	Delaware
IHC Risk Solutions, LLC.	Delaware
IHC SB Holdings, LLC	Delaware
IPA Family, LLC	Delaware
IPA Direct, LLC	Delaware
IHC Specialty Benefits, Inc.	Delaware
Global Accident Facilities, LLC	Delaware
Cook & Company Insurance Services, Inc.	Massachusetts
Accident Insurance Services, Inc.	Texas
Morgan Financial Corporation	Texas
Caprock Claims Management, LLC	Texas
Cornerstone Claims Solutions, LLC	Texas
Medical Pricing Strategies, LLC	Texas
Madison Standard Corp.	Wisconsin
Independence Preferred Trust I	Delaware
Independence Preferred Trust II	Delaware
Independence Preferred Trust III	Delaware